                                                    OMB APPROVAL
                                                    -------------------------
                                                    OMB NUMBER:  3235-0145
                                                    EXPIRES:  AUGUST 31, 1999
                                                    ESTIMATED AVERAGE BURDEN
                                                    HOURS PER RESPONSE....14.90

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                              -------------------
                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO.  )*

                         Shaman Pharmaceuticals, Inc.
                               (Name of Issuer)

                        Common Stock, $0.001 par value
                        (Title of Class of Securities)

                                  819319 10 4
                                (Cusip Number)

  (Date of Event Which Requires Filing of this Statement: April 12. 1999)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 819319 10 4                 13D                 Page 2 of 6 Pages
================================================================================
 1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Vincent Crisci
--------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  [_]
                                                                      (b)  [_]

--------------------------------------------------------------------------------
 3     SEC USE ONLY


--------------------------------------------------------------------------------
 4     SOURCE OF FUNDS*
                PF

--------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            [_]
       PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION

                United States of America
--------------------------------------------------------------------------------
                      7  SOLE VOTING POWER
 NUMBER OF
                           2,005,000
  SHARES           -------------------------------------------------------------
                      8  SHARED VOTING POWER
BENEFICIALLY
                           0
 OWNED BY          -------------------------------------------------------------
                      9  SOLE DISPOSITIVE POWER
   EACH
                           2,005,000
 REPORTING         -------------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER
PERSON WITH
                           0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                2,005,000
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       [_]
       EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                6.0%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

                IN
--------------------------------------------------------------------------------
* SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
  (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 819319 10 4                 13D                      Page 3 of 6 Pages
================================================================================

ITEM 1(a).       NAME OF ISSUER:
                    Shaman Pharmaceuticals, Inc.

ITEM 1(b).       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                   213 East Grand Avenue, South San Francisco, California  94080

ITEM 2(a).       NAME OF PERSON FILING:
                   Vincent Crisci




None of the above referenced filer/s has, during the past five years, been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor have any of the Holders been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.


ITEM 2(b).        ADDRESS OF PRINCIPAL OFFICE OR, IF NONE, RESIDENCE:
                    8 East 12 Street, New York, N. Y. 10003

ITEM 2(c).        CITIZENSHIP:
                    Vincent Crisci is a citizen of the United States.

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:
                    Common Stock, par value $0.001

ITEM 2(e).        CUSIP NUMBER: 819319 10 4


ITEM 3.           SOURCE OF FUNDS.
                  PF

ITEM 4.           OWNERSHIP.

                  (a)    Amount beneficially owned: 2,005,000

                  (b)    Percent of class:

                         6.0% (based on the 33,277,402 shares of Common Stock
(the "Common Stock") of Shaman Pharmaceuticals, Inc. (the "Company"), including those reported to be outstanding as of December 31, 1998, as reflected in the Company'squarterly report on Form 10-K filed with the Securities and Exchange Commission by the Company.

CUSIP No. 819319 10 4                 13D                     Page 4 of 6 Pages
===============================================================================



                  (c)      Number of shares as to which such person has:

                           (i)   sole power to vote or to direct the vote:
                                   2,005,000
                           (ii)  shared power to vote or to direct the vote: 0
                           (iii) sole power to dispose or to direct the
                                   disposition of:   2,005,000
                           (iv)  shared power to dispose or to direct the
                                   disposition of:   0

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
                     Not applicable.

Transactions by the Holders in the securities of Shaman in the last 60 days are as follows:


 DATE                QUANT            DESCRIPTION               PRICE
---------------------------------------------------------------------
 4/12                 500,000       SHAMAN PHARM INC           0.075
 4/01                 200,000       SHAMAN PHARM INC           0.155
 3/26                   5,000       SHAMAN PHARM INC           0.1718
 3/25                 117,200       SHAMAN PHARM INC           0.1718
 3/25                 100,000       SHAMAN PHARM INC           0.178
 3/25                  40,800       SHAMAN PHARM INC           0.175
 3/25                  37,000       SHAMAN PHARM INC           0.17
 3/16                 169,000       SHAMAN PHARM INC           0.23
 3/16                 100,000       SHAMAN PHARM INC           0.2031
 3/16                  25,000       SHAMAN PHARM INC           0.21
 3/16                  15,000       SHAMAN PHARM INC           0.20
 3/16                  13,500       SHAMAN PHARM INC           0.2187
 3/15                 155,000       SHAMAN PHARM INC             3/16
 3/15                  25,000       SHAMAN PHARM INC           0.185
 3/15                   2,500       SHAMAN PHARM INC           0.18
 3/11                  49,500       SHAMAN PHARM INC           0.2031
 3/10                 100,000       SHAMAN PHARM INC             1/4
 3/09                 100,000       SHAMAN PHARM INC             1/4
 2/22                  20,000       SHAMAN PHARM INC             3/8
 2/19                   3,900       SHAMAN PHARM INC             5/16

All transactions were effected on the NASDAQ exchange through Filers brokerage account.

CUSIP No. 819319 10 4                 13D                      Page 5 of 6
Pages
========================================================================

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
          ANOTHER PERSON.

                   Not applicable.

ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
          WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
          PARENT HOLDING COMPANY.

                  Not applicable.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
           GROUP.
                   Not applicable.


ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.
            Not applicable.


ITEM 10.    CERTIFICATION.  (if filing pursuant to Rule 13d-1(b))

            By signing below Vincent Crisci certify that, to the best of his knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 819319 10 4                 13D                      Page 6 of 6
Pages
========================================================================

                                   SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct

                       April 19, 1999


                       Vincent Crisci



                       /s/ Vincent Crisci
                       ----------------------------------------
                           Vincent Crisci